January 30, 2006

Ms. Joyce Sweeney

Accounting Branch Chief

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Great Western Bancorporation, Inc. (the “Company”)
Form 10-K for period ended June 30, 2005
Form 10-Q for quarter ended September 30, 2005
File No. 1-15215

Dear Ms. Sweeney:

In response to your letter of January 20, 2006, we are filing an amended Form 10-K for the period ended June 20, 2005; and Form 10-Q for the quarter ended September 30, 2005. Your comments and our response are as follows:

Form 10-K for the Fiscal Year Ended June 30, 2005

Exhibits 32.1 and 32.2

1.	We note that the certifications filed as Exhibits 32.1 and 32.2 were not dated. Please file an amendment to your Form 10-K as well as your September 30, 2005 Form 10-Q that includes the entire document together with signed and dated certifications of your current CEO and CFO.

On January 30, 2006, we filed amendments to the Form 10-K for the period ended June 30, 2005 and the Form 10-Q for the quarter ended September 30, 2005 to include the date on the Exhibits 32.1 and 32.2. No other amendments were made to the Form 10-K or the Form 10-Q.

Management of Great Western Bancorporation, Inc. acknowledges:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James R. Clark, Chief Financial Officer at (402) 333-8330 if you have any questions.

Sincerely,

/s/ James R. Clark
James R. Clark
Chief Financial Officer